3-1-02

933267

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of a letter filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on March 1, 2002.

1. By letter dated March 1, 2002, the Company reported that Ritelco S.A., a company controlled by it has subscribed a an agreement for the sale of the 100% of its holdings in Brazil Realty S.A. Emprendimientos y Participaciones ("BR") with Creed Holdings ltd.

The amount of shares sold by the Comapany were (i) 19,249,998 common shares representing 50% of the capital stock of BR with right to vote, and (ii) 22,307,645 preferred shares representing 54.04% of the capital stock of BR without right to vote.-

The price fixed for the sale was US$ 45,000,000.- From that amount, US$ 5,000,000 were paid on February 28, 2002 simultaneously with the signing of the agreement, and the remaining will be paid in installments for the period of one year.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA INVERSIONES Y REPRESENTACIONES S.A.

By: ______________________________

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: March 1, 2002